Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)
For the period ended May 31, 2020

Filed: July 15, 2020

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	May 31, 2020	August 31, 2019
ASSETS
Current
Cash	$1,330	$5,550
Amounts receivable	123	507
Prepaid expenses and other	188	298
Total current assets	1,641	6,355

Performance bonds and other assets	111	65
Exploration and evaluation assets (Note 3)	34,061	36,792
Right to use asset (leased corporate offices)	182	-
Property, plant and equipment	295	451
Total assets	$36,290	$43,663

LIABILITIES
Current
Accounts payable and other liabilities	$659	$4,022
Brokerage fees payable (Note 10)	2,824	2,775
Total current liabilities	3,483	6,797

Loan payable (Note 5)	19,202	18,785
Convertible notes (Note 6)	17,320	16,075
Share based liabilities	339	112
Lease liability	201	-
Warrant derivative (Note 8)	-	3,051
Total liabilities	$40,545	$44,820

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$859,728	$855,270
Contributed surplus	27,920	26,777
Accumulated other comprehensive loss	(163,671)	(159,637)
Deficit	(745,130)	(739,018)
Total shareholders' deficit attributable to
shareholders of Platinum Group Metals Ltd.	(21,153)	(16,608)

Non-controlling interest	16,898	15,451
Total shareholders' equity / (deficit)	(4,255)	(1,157)
Total liabilities and shareholders' equity / (deficit)	$36,290	$43,663

Going Concern (Note 1) Contingencies and Commitments (Note 10) Subsequent events (Note 13)

Approved by the Board of Directors and authorized for issue on July 15, 2020

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Nine months ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019

Expenses
General and administrative	$803	$884	$2,712	$3,793
Interest	1,376	2,349	4,084	7,331
Foreign exchange loss (gain)	842	1,551	1,204	2,109
Stock compensation expense (Note 7)	408	505	1,144	521
Closure, care and maintenance	-	-	-	(509)
	$3,429	$5,289	$9,144	$13,245
Other Income
(Gain) Loss on fair value derivatives and warrants (Note 6,8)	(49)	(1,589)	(3,112)	839
Gain on fair value of marketable securities	-	-	-	(609)
Net finance income	(28)	(18)	(134)	(338)
Net loss for the period	$3,352	$3,682	$5,898	$13,137

Items that may be subsequently reclassified to net (income) loss:
Currency translation adjustment	3,140	(1,153)	4,034	(2,361)

Comprehensive loss for the period	$6,492	$2,529	$9,932	$10,776

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	3,352	3,682	5,898	13,137
Non-controlling interests	-	-	-	-
	$3,352	$3,682	$5,898	$13,137

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	6,492	2,529	9,932	10,776
Non-controlling interests	-	-	-	-
	$6,492	$2,529	$9,932	$10,776

Basic and diluted loss per common share	$0.05	$0.11	$0.10	$0.42

Weighted average number of common shares outstanding:
Basic and diluted	62,347,102	33,480,901	60,815,363	30,980,173

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2018	29,103,411	$818,454	$25,950	$(159,742)	$(721,125)	$(36,463)	$11,152	$(25,311)
Stock based compensation	-	-	571	-	-	571	-	571
Shares issued for interest on convertible note	545,721	687	-	-	-	687	-	687
Shares issued - financing	3,124,059	4,155	-	-		4,155		4,155
Share issuance costs	-	(153)	-	-		(153)		(153)
Warrants exercised	968,770	1,837	-	-	-	1,837	-	1,837
Transactions with non-controlling interest	-	-	-	-	(825)	(825)	3,177	2,352
Foreign currency translation adjustment	-	-	-	2,361	-	2,361	-	2,361
Net loss for the period	-	-	-	-	(13,137)	(13,137)	-	(13,137)
Balance May 31, 2019	33,741,961	$824,980	$26,521	$(157,381)	$(735,087)	$(40,967)	$14,329	$(26,638)
Stock based compensation	-	-	256	-	-	256	-	256
Warrants exercised	80,000	144	-	-	-	144	-	144
Shares issued - financing	23,953,826	30,869	-	-	-	30,869	-	30,869
Share issuance costs	-	(1,723)	-	-	-	(1,723)	-	(1,723)
Shares issued for loan facility	800,000	1,000	-	-	-	1,000	-	1,000
Contributions of Waterberg JV Co	-	-	-	-	(292)	(292)	1,122	830
Foreign currency translation adjustment	-	-	-	(2,256)	-	(2,256)	-	(2,256)
Net loss for the period	-	-	-	-	(3,639)	(3,639)	-	(3,639)
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-	-	1,143	-	-	1,143	-	1,143
Shares issued for interest on convertible note	517,468	687	-	-	-	687		687
Shares issued - financing	3,225,807	4,000	-	-	-	4,000		4,000
Share issuance costs	-	(284)	-	-	-	(284)	-	(284)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co	-	-	-	-	(214)	(214)	1,447	1,233
Foreign currency translation adjustment	-	-	-	(4,034)	-	(4,034)	-	(4,034)
Net loss for the period	-	-	-	-	(5,898)	(5,898)	-	(5,898)
Balance May 31, 2020	62,347,102	$859,728	$27,920	$(163,671)	$(745,130)	$(21,153)	$16,898	$(4,255)

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States Dollars)

	For the nine months ended
	May 31, 2020	May 31, 2019

OPERATING ACTIVITIES
Income (Loss) for the period	$(5,898)	$(13,137)
Add items not affecting cash:
Depreciation	146	187
Interest expense	4,091	7,331
Unrealized foreign exchange loss	419	99
(Gain) Loss on fair value of convertible debt derivatives and warrants	(3,112)	839
(Gain) on marketable securities	-	(609)
Stock compensation expense	1,144	521
Directors fees paid in deferred share units	97	-
Net change in non-cash working capital (Note 11)	(256)	747
	$(3,369)	$(4,022)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$48	$1,646
Proceeds from the issuance of equity	4,000	4,155
Equity issuance costs	(284)	(156)
Debt principal repayments	-	(8,023)
Sprott interest paid	(1,680)	-
Lease payments	(62)	-
Cash received from Waterberg partners (Note 3)	945	2,367
	$2,967	$(11)

INVESTING ACTIVITIES
Expenditures from restricted cash (Waterberg)	$-	$126
Cash received from sale of marketable securities	-	7,951
Performance bonds	(52)	-
Waterberg exploration expenditures	(4,492)	(6,139)
	$(4,544)	$1,938

Net decrease in cash	(4,946)	(2,095)
Effect of foreign exchange on cash	726	330
Cash, beginning of period	5,550	3,017
Cash, end of period	$1,330	$1,252

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at May 31, 2020 are as follows:

		Place of incorporation and operation	Percentage ownership and voting power held
Name of subsidiary	Principal activity		May 31, 2020	August 31, 2019

Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.1, [2]	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	57.69%	57.69%

[1]The Company controls and consolidates Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"), Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

[2]Effective ownership of Waterberg JV Resources (Pty) Ltd. Is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd ownership portion.

[3]Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls the investee despite having the majority of the shares.

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  In the current nine-month period, the Company generated a net loss of $5.9 million (May 31, 2019 $13.1 million) and used cash in operating activities of $3.4 million (May 31, 2019 $4.0 million).  The Company had a working capital deficit of $1.8 million at May 31, 2020.  At May 31, 2020, the Company was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the convertible debt (which can be paid with shares of the Company).  The Company currently has limited financial resources and has no sources of operating income at present.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the appropriateness of the use of accounting standards applicable to a going concern.

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company' significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2019, except for the adoption of IFRS 16 Leases, ("IFRS 16") which was effective September 1, 2019.

Change in Accounting Policy - IFRS 16 Leases

On September 1, 2019, the Company adopted IFRS 16.  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17, Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 will eliminate the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i. The right of use assets and related lease liabilities for any lease with a term of more than 12 months, unless the underlying assets are of low value; and

ii. Depreciation of the right of use assets separately from the interest related to the lease liabilities in the consolidated statement of income.

The Company adopted IFRS 16 using the simplified transition approach and consequently did not restate comparative figures for fiscal 2019.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17.  All leases lasting longer than one year were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of September 1, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on September 1, 2019 was 11%.  The lease liability and corresponding right to use asset as at September 1, 2019 was measured at $314.

Leases

As a result of the adoption of IFRS 16, the accounting policy for leases applied starting from September 1, 2019 as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

i. the contract involves the use of an identified asset

ii. the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

iii. the Company has the right to direct the use of the asset.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

The following exchange rates were used when preparing these consolidated financial statements:

Rand/USD at May 31, 2020

Period-end rate: R17.5631 (August 31, 2019 - R14.3314)

9-month period average rate: R15.7345 (May 31, 2019 - R14.2436)

CAD/USD at May 31, 2020

Period-end rate: C$1.3787 (August 31, 2019 - C$1.3295)

9-month period average rate: C$1.3468 (May 31, 2019 - C$1.3267)

3. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2018	$29,406
Additions	8,362
Foreign exchange movement	(976)
Balance, August 31, 2019	$36,792
Additions	2,116
Foreign exchange movement	(4,847)
Balance, May 31, 2020	$34,061

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

Waterberg Project

The Waterberg Project consists of adjacent, granted and applied-for prospecting rights and applied for mining rights with a combined active project area of 81,329.60 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project comprises the former Waterberg JV Property and the Waterberg Extension Property.

On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share of DFS costs incurred subsequent to the Initial Purchase.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR").  JOGMEC will retain a right to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

c) Acquired an option (the "Purchase and Development Option") whereby Implats would have had the right within 90 business days to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co by committing to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and commit to an expenditure of $130.2 million in development work.  As per the February 27, 2020 amendment (see below) this deadline was to occur 90 days following the receipt of the executed Mining Right on the Waterberg Project.

d) On February 27, 2020 the Company announced that shareholders of Waterberg JV Co had agreed to amend the Purchase and Development Option effective at February 1, 2020.  The end date of the Impala option was amended to expire 90 calendar days following the receipt of an executed Mining Right on the Waterberg Project.  In exchange for this extension Impala agreed to fund 100% of a new implementation budget and work program, effective February 1, 2020, aimed at increasing confidence in specific areas of the DFS.  This work program is estimated to cost approximately R55 million ($3.1 million).

Subsequent to period end, on June 15, 2020, Implats provided notice to the shareholders of Waterberg JV Co. that they do not intend to exercise the Purchase and Development Option, (see Subsequent Events for further details).  Implats will retain a 15.0% participating project interest and the Offtake ROFR and the Company will retain a controlling 50.02% direct and indirect interest in the project.  The Purchase and Development Option may still legally be exercised by Implats until a 90-day notice period expires on September 13, 2020.  Implats will continue to be responsible for the costs of the ongoing implementation budget and work program until September 13, 2020.  The Company continues to be the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement were covered by the Company and subsequent expenditures on the non-JV property are still owed to the Company ($4.1 million at May 31, 2020).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.1 million at May 31, 2020 ($6.9 million - August 31, 2019).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources ("DMR") and title to all of the Waterberg prospecting rights held by the Company were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To May 31, 2020 an aggregate total of $74.7 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY

On July 15, 2019 the Company announced that Anglo American Platinum Limited ("Amplats") and itself had launched a new company named Lion Battery Technologies Inc. ("Lion").  Lion was incorporated on June 17, 2019 to research new lithium battery technology utilizing platinum and palladium.  The Company invested $4 as the original founder of Lion in exchange for 400,000 common shares of Lion at a price of $0.01 per share.  On July 12, 2019 the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  On July 12, 2019 Lion entered into a sponsored research agreement with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  Both the Company and Amplats have agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  All funding into Lion by the Company or Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.  The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research work commenced at FIU during September 2019.  FIU has completed milestone one research requirements, triggering a second tranche funding from Lion in the amount of US $667, which was sent to FIU by Lion subsequent to period end.  Lion was funded in the amount of $700 equally by Amplats and the Company by way of subscription for shares on terms as described above.

Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

5. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was drawn August 21, 2019 and is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments will be made monthly with interest of $1,674 having been paid to Sprott during the nine-month period (May 31, 2019 - $Nil).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan and are in compliance with these covenants at period end.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $2,096 was recognized during the nine-month period (May 31, 2019 - $Nil).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes ("Convertible Notes") due 2022.  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018.  Interest may be paid in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, to a maximum of 2,954,278 common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 common shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's Common Shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1,000 which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $691 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $724 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

On July 1, 2019 the Company paid cash of $687 for bi-annual interest payable on outstanding Convertible Notes.

On January 2, 2020 the Company issued 517,468 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 2, 2020 the Company issued 526,471 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2018	$14,853
Transactions costs incurred	(79)
Interest payments	(1,374)
Accretion and interest incurred during the year	2,487
Loss on embedded derivatives during the year ended August 31, 2019 (see below)	188
Convertible Note balance August 31, 2019	$16,075
Interest payments	(687)
Accretion and interest incurred during the period	1,995
Gain on embedded derivatives during the period ended May 31, 2020 (see below)	(63)
Convertible Note balance May 31, 2020	$17,320

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $125 at May 31, 2020 resulting in a gain of $63 for the nine-month period (May 31, 2019 - $101 loss).  Combined with the gain on the warrant derivative (Note 8) of $3,048, this results in a gain of $3,112.

The assumptions used in the valuation model used at May 31, 2020 and August 31, 2019 include:

Valuation Date	May 31, 2020	August 31, 2019
Share Price (USD)	$1.50	$1.99
Volatility	80.90%	80.90%
Risk free rate	1.55%	1.55%
Credit spread	15.11%	15.11%
All-in rate	16.66%	16.66%

The Convertible Note derivative is valued using level 2 inputs.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

On November 20, 2018 the Company completed a consolidation of its common shares on the basis of one new share for ten old shares (1:10).  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share numbers in these financial statements are presented on a post consolidation basis.

At May 31, 2020, the Company had 62,347,102 shares outstanding.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

Fiscal 2020

On December 19, 2019 the Company closed a non-brokered private placement (the "Private Placement") where it issued 3,225,807 common shares at a price of US$1.24 each for gross proceeds of $4.0 million.  A 6% finders fee in the amount of $54 was paid on a portion of the Private Placement.

During fiscal 2020 the Company issued 28,040 shares upon the exercise of 28,040 warrants.

On January 2, 2020, the Company issued 517,468 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

Fiscal 2019

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company completed the sale of 7,575,758 common shares to existing shareholder Liberty Metals & Mining Holdings, LLC ("LMM"), a subsidiary of Liberty Mutual Insurance, and 6,940,000 common shares to Deepkloof Limited ("Deepkloof"), a subsidiary of existing shareholder Hosken Consolidated Investments Limited ("HCI"), both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.1 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with Deepkloof for gross proceeds of $1.3 million.  The Company issued an aggregate of 1,111,111 common shares to Deepkloof at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company (through subsidiary Deepkloof) was increased from 20.05% to 22.60% of the Company's then issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

On February 4, 2019, the Company completed a non-brokered private placement of 3,124,059 shares at a price of US$1.33 per share for gross proceeds of $4.16 million.  A 6% finders fee of $72 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107.

During fiscal 2019, the Company issued 1,048,770 shares upon the exercise of 1,048,770 warrants.

On January 2, 2019 the Company issued 545,721 shares in settlement of $687.16 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Shares	Average Exercise Price CAD$
Options outstanding at August 31, 2018	308,550	45.20
Forfeited/Cancelled	(308,550)	45.20
Granted	1,554,000	2.61
Options outstanding at August 31, 2019	1,554,000	2.61
Granted	1,628,500	1.81
Options outstanding at May 31, 2020	3,182,500	2.20

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

During the nine-month period ended May 31, 2020 the Company granted 1,628,500 stock options exercisable at a price of CAD$1.81 per share.  These stock options will vest in three equal annual tranches, with the first tranche of one third vesting on December 3, 2020, being the day after the first anniversary of the grant.  The Company recorded $383 ($350 expensed and $33 capitalized to mineral properties) of compensation expense related to these options during the period ended May 31, 2020.

During the year ended August 31, 2019 the Company granted 1,554,000 stock options exercisable at a price of CAD$2.61 per share.  These stock options will vest in three equal annual tranches, with the first tranche of one third vesting on April 10, 2020, being the day after the first anniversary of the grant.  The Company recorded $495 ($431 expensed and $64 capitalized to mineral properties) of compensation expense during the period ended May 31, 2020 (May 31, 2019 - $Nil).

Stock options outstanding at May 31, 2020	Stock options exercisable at May 31, 2020	Average Exercise Price CAD$	Average Remaining Contractual Life (Years)
3,182,500	Nil	2.20	4.19

(d) Deferred Share Units

The Company has a DSU plan for non-executive directors.  Each DSU has the same value as one of the Company's common share.  DSUs must be retained until the director leaves the Board of Directors, at which time the DSUs are to be paid.

The DSU liability at May 31, 2020 is $339.  During the nine-month period ended May 31, 2020 an expense of $323 was recorded in relation to the outstanding DSUs (May 31, 2019 - $17), with $137 recorded as share-based compensation and $186 recorded as director fees.

On January 27, 2020, 240,000 DSUs were granted to directors.  These DSUs vest in three equal tranches on the first, second and third anniversaries of the original grant date.

During the nine-month period, 33,928 unvested DSUs were cancelled and the related expenses were reversed.

As of May 31, 2020, 454,244 DSUs have been issued with 136,323 fully vested.

(e) Restricted Share Units

The Company has an RSU plan for certain employees of the Company.  Each RSU has the same value as one Company common share.  RSU's vest over a three year period.

The RSU liability at May 31, 2020 was $265.  During the nine-month period ended May 31, 2020 an expense of $266 was recorded ($226 expensed and $40 capitalized) in relation to the outstanding RSUs, (May 31, 2019 $36, $30 expensed, $6 capitalized).  At May 31, 2020, 468,370 RSU's had been awarded and 74,481 RSUs had vested but had not yet been settled by way of share issuances.

8. WARRANT DERIVATIVE

The exercise price of the Company's outstanding warrants was denominated in US Dollars; however, the functional currency of PTM Canada (the warrant issuer) is the Canadian Dollar.  The warrants were required to be recognized and measured at fair value at each reporting period.  Any changes in fair value from period to period were recorded as non-cash gain or loss in the consolidated statement of loss and comprehensive loss.

The warrants were issued May 15, 2018 and were initially valued using the residual value method.  An initial valuation of $1,171 was attributed to the warrants, which included $157 of unit issuance costs being attributed to the value of the warrants.  As the warrants were publicly traded on the TSX, the value of the warrants at each period was estimated by using the warrant TSX closing price on the last day of trading in the applicable period.  The warrants expired November 22, 2019 with a $Nil value.  The $3,048 value attributed to the remaining warrants, which expired, was recognized as a gain in the nine-month period, (May 31, 2019 - $738 loss).  When combined with the gain on the embedded derivatives in the Convertible Notes (see Note 6) this results in a gain of $3,112 on derivatives.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

9. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the nine-month period ended May 31, 2020 $353 ($155 - May 31, 2019) was paid or accrued to independent directors for directors' fees and services.

(b) During the nine-month period ended May 31, 2020, the Company accrued payments of $40 ($41 - May 31, 2019) from West Vault Mining Inc. (formerly West Kirkland Mining Inc.), a company with two directors in common, for accounting and administrative services.

(c) In fiscal 2018, the Company closed a private placement with Deepkloof whereby HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI exercised its right to nominate one person to the board of directors.  On February 4, 2019 Deepkloof subscribed in a private placement for 2,141,942 common shares and on August 21, 2019 Deepkloof subscribed in a private placement for a further 6,940,000 common shares as component of concurrent transactions completed by the Company.  In the Company's December 2019 private placement financing Deepkloof purchased 612,931 shares.  In the private placement financing completed on June 17, 2020, subsequent to the end of the period, Deepkloof purchased a further 500,000 shares in the Company, bringing their total ownership interest to approximately 31.59%

10. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $310 to March 2022.

From year end the Company's aggregate commitments are as follows:

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$80	$167	$63	$-	$310
Convertible Note	1,374	22,051	-	-	23,425
Sprott Facility (Note 5)	2,231	20,495	-	-	22,726
Totals	$3,685	$42,713	$63	$-	$46,461

Africa Wide Legal Action

In April 2018 the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats").  Maseve owned and operated the Maseve Mine.  In September 2018 the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

Tax Audit South Africa

For the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange losses as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA.  Under applicable South African tax legislation, exchange losses can be claimed if the shareholder loan is a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's stand alone audited financial statements.

During 2018, the South African Revenue Service ("SARS") conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018 proposing that the exchange losses be disallowed on the basis that the shareholder loan was not a current liability.

The Company and its advisors responded to SARS during 2019 and refuted the issues raised.

On June 30, 2020 the Company received a letter from SARS reporting the finalization of the above income tax audit with no reassessment or adjustment to the Company's tax returns for the three years audited.

Brokerage Fees Payable

There were certain deferred brokerage fees related to the Maseve Sale Transaction and the Implats Transaction that became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to LMM (the "LMM Facility").  The outstanding fee amount payable of $2,824 has been reclassified to current liabilities subsequent to the repayment of the LMM Facility on August 21, 2019.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	May 31, 2020	May 31, 2019

Amounts receivable, prepaid expenses and other assets	$617	$500
Accounts payable and other liabilities	(873)	247
	$(256)	$747

12. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

PLATINUM GROUP METALS LTD. Notes to the Consolidated Financial Statements (in thousands of United States Dollars)

At May 31, 2020	Assets	Liabilities

Canada	$1,783	$40,218
South Africa	34,507	327
	$36,290	$40,545

At August 31, 2019	Assets	Liabilities

Canada	$4,983	$39,278
South Africa	38,680	5,542
	$43,663	$44,820

Comprehensive Loss for the period ended	May 31, 2020	May 31, 2019

Canada	$9,932	$10,197
South Africa	679	579
	$9,932	$10,776

13. SUBSEQUENT EVENTS

  On June 15, 2020 Implats delivered a formal notice that they do not intend to exercise their Purchase and Development Option to acquire and earn into a 50.01% interest in the Waterberg Project due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  Implats will retain a 15.0% participating project interest and their Offtake ROFR and the Company will retain a controlling 50.02% direct and indirect interest in the project.  The Purchase and Development Option may still legally be exercised by Implats until a 90-day notice period expires on September 13, 2020.  Impala will continue to be responsible for the costs of an ongoing implementation budget and work program until September 13, 2020.  The Company remains the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.
  On June 17, 2020 the Company closed a previously announced private placement for 1,221,500 common shares, resulting in gross proceeds of $1,710.  Finders fees of $38 were paid on a portion of the private placement, which was otherwise arranged by the Company's management.
  On June 30, 2020 the Company received a letter from SARS reporting the finalization of an income tax audit of the Company's South African 100% subsidiary PTM RSA for tax years 2014, 2015 and 2016 with no reassessment or adjustment to the Company's tax returns for the years audited.